Exhibit 23.5

                          CONSENT OF FINANCIAL ADVISOR


         We consent to the filing of our opinion dated September 18, 1998 to the MedQuist Inc. Board of Directors attached as an Annex to the Joint Proxy Statement/Prospectus and to the references to our firm name under the headings "Opinion of Volpe Brown Whelan & Company, LLC", "Background of the Merger," and "MedQuist's Reasons for the Merger".




Volpe, Brown Whelan & Company, LLC
San Francisco, California

Dated:  October 30, 1998